Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Altair Product Design, Inc.	Michigan, United States
Altair Engineering India Pvt. Ltd.	India
Altair Engineering Ltd.	Japan
Datawatch Corporation	Delaware, United States